UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0145
Washington, D.C. 20549	Expires:	February 28, 2009
Estimated average
SCHEDULE 13D	burden hours per response:	14.5

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Westmoreland Coal Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960878106

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 938,973

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 938,973

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 938,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,000

	8.	Shared Voting Power 938,973

	9.	Sole Dispositive Power 70,000

	10.	Shared Dispositive Power 938,973

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,452,014

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,452,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,452,014

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,452,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 98,080

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 98,080

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 179,958

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 179,958

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 179,958

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 179,958

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 179,958

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 179,958

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 549,000

	8.	Shared Voting Power 2,739,025

	9.	Sole Dispositive Power 549,000

	10.	Shared Dispositive Power 2,739,025

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 14 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 26, 1999 (the “Original Schedule 13D”), and amended on July 12, 2000, September 26, 2000, January 4, 2001, January 24, 2001, December 8, 2003, May 4, 2007, March 6, 2008, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010, May 13, 2010 and October 12, 2010 (the Original Schedule 13D, together with the amendments, the “Schedule 13D”) by certain of the Reporting Persons relating to the common stock, $2.50 par value per share (the “Common Stock”), of Westmoreland Coal Company (the “Company”).  The Company’s principal executive offices are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903.

Item 2.	Identity and Background

(a)         This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP and TCM;

(iii) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(v) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by it and Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(vi) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vii)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(viii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of Mr. Gendell, TCP, TP, TOF, TOA, TCM and TCP 2.

TCP, TCM, TP, TM, TOA, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business and principal office of each of TCP, TCM, TP, TM, TOA, TCP 2 and TAA is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)            The principal business of each of TCP, TP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TM, TOA and TAA.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)              Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Each of TCM, TM, TOA and TAA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, all securities of the Company owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On January 5, 2011, TCP, TP, the Company and Tontine Capital Associates, L.P., as collateral agent, entered into an Amendment (the “Amendment”) to the Note Purchase Agreement (as defined below).  Pursuant to the Amendment, the parties agreed that upon the consummation of the issuance by the Company of certain new senior secured non-convertible notes in an aggregate principal amount of not less than $125,000,000 (a “Financing Transaction”), (i) an aggregate of $15,962,541 in principal amount of the Notes (as defined below) would convert into an aggregate of 1,877,946 shares of Common Stock, based on a conversion price of $8.50 per share, and (ii) the Company would redeem the remaining principal amount outstanding under the Notes, plus accrued interest, in cash.  The Company consummated a Financing Transaction on February 4, 2011.  Accordingly, on February 4, 2011, an aggregate of $15,962,541 of principal amount of the Notes held by TCP and TP was converted into shares of Common Stock, resulting in 938,973 shares of Common Stock being issued to TCP and 938,973 shares of Common Stock being issued to TP. The remaining principal and accrued interest outstanding under the Notes, in the aggregate amount of $2,706,660, was paid in cash to TCP and TP by the Company.

On February 4, 2011, TOF distributed 98,080 shares of Common Stock to TOA and 86,193 shares of Common Stock to TCP 2. These shares were distributed to TOA and TCP 2 in connection with the ongoing wind-down of TOF.  When giving effect solely to these distributions, the aggregate Common Stock ownership of the Reporting Persons after the completion of these distributions is the same as the aggregate Common Stock ownership of the Reporting Persons before the distributions.

The Reporting Persons acquired the shares of Common Stock, Depositary Shares (as defined below) and the Notes for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TP and/or TCP 2 or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 14 to Schedule 13D.

A.          Tontine Capital Partners, L.P.

(a)          Aggregate number of shares beneficially owned:  938,973.  Percentage: 7.2%.  The percentages used herein and in the rest of Item 5 are calculated based upon 11,128,929 shares of Common Stock of the Company issued and outstanding as of November 1, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2010, plus the 1,877,946 shares of Common Stock issued upon conversion of the Notes, plus 6,318 shares of Common Stock which would be outstanding upon conversion of the Depositary Shares.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  938,973

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  938,973

(c)          On February 4, 2011, $7,981,271 of the principal amount of a Note held by TCP was converted into 938,973 shares of Common Stock based on a conversion price of $8.50 per share.

(d)         TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

B.            Tontine Capital Management, L.L.C.

(a)          Aggregate number of shares beneficially owned:  1,008,973.  Percentage:  7.8%.

(b)         1. Sole power to vote or direct vote:  70,000

2. Shared power to vote or direct vote:  938,973

3. Sole power to dispose or direct the disposition: 70,000

4. Shared power to dispose or direct the disposition:  938,973

(c)          TCM has not engaged in any transactions in Common Stock in the last 60 days.  On February 4, 2011, $7,981,271 of the principal amount of a Note held by TCP was converted into 938,973 shares of Common Stock based on a conversion price of $8.50 per share.

(d)         Not applicable.

(e)          Not applicable.

C.            Tontine Partners, L.P.

(a)          Aggregate number of shares beneficially owned: 1,452,014.  Percentage: 11.2%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,452,014

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,452,014

(c)          On February 4, 2011, $7,981,271 of the principal amount of a Note held by TP was converted into 938,973 shares of Common Stock based on a conversion price of $8.50 per share.

(d)         TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e) Not applicable.

D.           Tontine Management, L.L.C.

(a)          Aggregate number of shares beneficially owned: 1,452,014.  Percentage: 11.2%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,452,014

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,452,014

(c)          TM has not engaged in any transactions in Common Stock in the last 60 days.  On February 4, 2011, $7,981,271 of the principal amount of a Note held by TP was converted into 938,973 shares of Common Stock based on a conversion price of $8.50 per share.

(d)         Not applicable.

(e)          Not applicable.

E.             Tontine Overseas Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned: 98,080.  Percentage: 0.8%.

(b)         1. Sole power to vote or direct vote: 98,080

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: 98,080

4. Shared power to dispose or direct the disposition:  -0-

(c)          On February 4, 2011, TOF distributed 98,080 shares of Common Stock to TOA and 86,193 shares of Common Stock to TCP 2.

(d)         Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)          Not applicable.

F.             Tontine Capital Overseas Master Fund II, L.P.

(a)          Aggregate number of shares beneficially owned: 179,958.  Percentage: 1.4%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  179,958

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  179,958

(c)          On February 4, 2011, TOF distributed 86,193 shares of Common Stock to TCP 2.

(d)         TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

G.            Tontine Asset Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned: 179,958.  Percentage: 1.4%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  179,958

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  179,958

(c)          TAA has not engaged in any transactions in Common Stock in the last 60 days.  On February 4, 2011, TOF distributed 86,193 shares of Common Stock to TCP 2.

(d)         Not applicable.

(e)          Not applicable.

H.           Jeffrey L. Gendell

(a)          Aggregate number of shares beneficially owned: 3,288,025.  Percentage: 25.3%.

(b)         1. Sole power to vote or direct vote:  549,000

2. Shared power to vote or direct vote:  2,739,025

3. Sole power to dispose or direct the disposition:  549,000

4. Shared power to dispose or direct the disposition:  2,739,025

(c)          Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  On February 4, 2011, $7,981,271 of the principal amount of a Note held by TCP was converted into 938,973 shares of Common Stock based on a conversion price of $8.50 per share.  On February 4, 2011, $7,981,271 of the principal amount of a Note held by TP was converted into 938,973 shares of Common Stock based on a conversion price of $8.50 per share.  On February 4, 2011, TOF distributed 98,080 shares of Common Stock to TOA and 86,193 shares of Common Stock to TCP 2.

(d)         Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 4, 2008, TP and TCP purchased senior secured convertible promissory notes of the Company in the original principal amount of $15,000,000 (the “Notes”) pursuant to a Senior Secured Convertible Note Purchase Agreement dated as of March 4, 2008, by and among the Company, TCP and TP as purchasers, and Tontine Capital Associates, L.P. as collateral agent (the “Note Purchase Agreement”).  As provided under the Note Purchase Agreement, each Note was convertible, in whole or in part, at any time, at the option of the holder up to the outstanding principal amount of the Note held by such Purchaser at the time of such conversion into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (A) the principal amount of the Notes to be converted (including all accrued and unpaid interest) by (B) the Conversion Price (the Conversion Price was initially $10.00 per share of Common Stock and was subject to further adjustments from time to time). If the calculation resulted in the aggregate number of shares of Common Stock to be issued in connection with all such conversions exceeding 19.9% of the number of shares of Common Stock outstanding immediately prior to the execution of the Note Purchase Agreement, the principal amount of the Notes resulting in such excess amounts would not have been converted into Common Stock and would instead have been paid in cash by the Company to such Purchaser at the time of such conversion. The Company was required to pay interest on the Notes, which the Company could pay, at its option, (i) in cash or (ii) in kind as of the relevant interest payment date (the last day of each March, June, September and December, commencing on March 31, 2008) by increasing the principal amount of each Note in an aggregate amount equal to the interest due on such interest payment date; provided, however, that the Company could not pay interest on the Notes in kind as of the relevant interest payment date by increasing the principal amount of each Note if this would cause the aggregate principal amount of the Notes to exceed $18,779,460.  Beginning July 1, 2010, the annual interest rate on each of the Notes increased from 9% to 10%.  For the interest payment periods ended March 31, 2008, June 30, 2008, December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010, the Company elected to pay interest on the Notes in kind, increasing the aggregate principal amount to $18,494,530 as of December 31, 2010.  As discussed in more detail in Item 4, on January 5, 2011, TCP, TP, the Company and Tontine Capital Associates, L.P. entered into the Amendment, and on February 4, 2011, the Company consummated a Financing Transaction.  Accordingly, on February 4, 2011, an aggregate of $15,962,541 of principal amount of the Notes held by TCP and TP were converted into shares of Common Stock, resulting in 938,973 shares of Common Stock being issued to TCP and 938,973 shares of Common Stock being issued to TP. The remaining principal and accrued interest outstanding under the Notes, in the aggregate amount of $2,706,660, was paid in cash to TCP and TP by the Company.

On January 12, 2001, TP acquired 4,300 depositary shares of the Company (“Depositary Shares”), each share of which represents one-quarter of one share of the Company’s convertible preferred stock.  Each depositary share is immediately convertible into 1.708 shares of Common Stock.  On March 12, 2010, TP sold 600 Depositary Shares at a price of $26.25 per share.

For so long as the Reporting Persons own at least 10% of the outstanding shares of Common Stock (including the shares issuable upon conversion of the Notes on an as-converted basis), the Reporting Persons shall have the right to designate two members of the Board who shall be reasonably acceptable to the Board and to appoint an observer to attend meetings of the Board.  As of the date hereof, Tontine has not designated any individuals to serve on the Board or act as a Board observer.

Pursuant to the Note Purchase Agreement, the Company was required to amend the Amended and Restated Rights Agreement, dated as of February 7, 2003, between Company and EquiServe Trust Company, N.A., as amended, to permit TCP and its affiliates to purchase, without triggering the rights under the Rights Plan, up to 34.5% of the sum of (x) the number of shares of Common Stock issued and outstanding at the time of such calculation, (y) the number of shares of Common Stock purchased by the Company from stockholders after March 4, 2008 and (z) the number of shares of Common Stock issuable upon conversion of the Notes which have not been converted at the time of such calculation.

Pursuant to a Registration Rights Agreement, dated as of March 4, 2008, by and among TCP, TP, TOA, TCM, Mr. Gendell and the Company (the “Registration Rights Agreement”), on April 14, 2009, the Company filed a registration statement on Form S-1 registering, among other things, the resale of 3,428,889 shares of Common Stock held by the Reporting Persons (the “Registration Statement”).  The Registration Statement was declared effective on May 22, 2009.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Registration Statement until the Reporting Persons no longer hold any Registrable Securities.  In addition, under the Registration Rights Agreement, the Reporting Persons have certain demand and piggyback registration rights.

The foregoing summaries of the Note Purchase Agreement, the Amendment and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1, 2 and 3, which are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

1.    Senior Secured Note Purchase Agreement, dated March 4, 2008, by and between Tontine Partners, L.P., Tontine Capital Partners, L.P., as purchasers, Tontine Capital Associates, L.P., as collateral agent and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 6, 2008).

2.    Registration Rights Agreement, dated March 4, 2008, by and between Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Management, L.L.C., Jeffrey L. Gendell and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 6, 2008).

3.   Amendment to Senior Secured Note Purchase Agreement, dated January 5, 2011, by and between Tontine Partners, L.P., Tontine Capital Partners, L.P., Tontine Capital Associates, L.P., as collateral agent and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 14, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd. and certain separately managed accounts, and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title